Goldman Sachs & Co. LLC

200 West Street New York,

New York 10282

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Open Lending Corporation

Registration Statement on Form S-1

December 9, 2020

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Open Lending Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it comes effective at 5:20 PM, Eastern Time, on December 9, 2020 or soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Goldman Sachs & Co. LLC

By:	/s/ Mariano Mallol
Name:	Mariano Mallol
Title:	Managing Director

Deutsche Bank Securities Inc.

By:	/s/ Justin Smolkin
Name:	Justin Smolkin
Title:	Managing Director

By:	/s/ Brandon Sun
Name:	Brandon Sun Director
Title:	Director

Morgan Stanley & Co. LLC

By:	/s/ Neil Guha
Name:	Neil Guha
Title:	Executive Director